Filed by Wheeling-Pittsburgh Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Clayton Acquisition Corporation

Commission File No.: 333-142822

ESMARK
A Steel Services Family ®

Wheeling Pittsburgh Corporation
a metal products company

Wheeling Pittsburgh Corporation KeyBanc Investor Conference September 18 th , 2007 Boston, MA

Forward-Looking Statements
This document contains certain forward-looking statements relating to the acquisition of, and future operations with respect to, the WPC / Esmark merger. Such forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, factors relating to (i) the risk that the conditions to closing under the purchase agreement for the Sparrows Point facility may not be satisfied, (ii) the risk that Wheeling-Pittsburgh and E2 Acquisition Corporation may not be able to finalize definitive terms for certain supply agreements, including a slab supply agreement, (iii) the risk that Wheeling-Pittsburgh and/or Esmark Incorporated will not derive any benefits from its minority ownership position in E2 Acquisition Corporation,
(iv) in other risks identified in “Item 1A –Risk Factors” section of Wheeling-Pittsburgh’s
Annual Report on Form 10-K for the year ended December 31, 2006 and other reports and filings with the Securities and Exchange Commission. In addition, any forward-looking statements represent Wheeling-Pittsburgh’s views only as of today and should not be relied upon as representing its views as of any subsequent dates. While Wheeling-
Pittsburgh may elect to update forward-looking statements from time to time, it specifically disclaims any obligation to do so.

In connection with the proposed business combination of Wheeling-Pittsburgh Corporation ("Wheeling-Pittsburgh") and Esmark Incorporated ("Esmark"), Clayton Acquisition Corporation ("New Esmark") has filed with the SEC a registration statement on Form S-4 and related preliminary proxy statement with the SEC. **Stockholders of Wheeling-Pittsburgh and Esmark are urged to read the registration statement, proxy statement/prospectus and any other relevant documents, including the definitive proxy statement/prospectus, filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information, including information on the proposed transaction as well as participants and their interests in the Company and Esmark**. Stockholders will be able to obtain a free copy of the registration statement and related proxy statement/prospectus, as well as other filings containing information about Wheeling-Pittsburgh and Esmark, at the SEC's website at http://www.sec.gov. New Esmark, Wheeling-Pittsburgh, Esmark and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed business combination transaction. Information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the registration statement and related preliminary proxy statement. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

14.93
11.38
9.73
8.35
8.71
9.21
10.22
7.27
7.15
4.98
15
12
9
6
3
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007 YTD

Wheeling Pittsburgh Corporation September 2007 4 WPSC/WCC/MSC Total OSHA Recordable Freq. 1998 – September 2007 (thru 9/14/2007)

Dollars Per Ton - Scrap
2005
2006
07 Bus Plan
07 YTD

Wheeling Pittsburgh Corporation September  2007

Scrap Cost
$250
$260
$246
$311
$200
$220
$240
$260
$280
$300
$320
2007 Business Plan Forecast a $14
Per Ton Scrap Price Reduction
From 2006 Scrap Purchase Price

Dollars Per Ton - Hot Band
2005
2006
07 Bus Plan
07 YTD

Wheeling Pittsburgh Corporation September  2007

Hot Band Selling Price
$534
$587
$568
$514
$450
$470
$490
$510
$530
$550
$570
$590
$610
-$19 Per Ton Difference
Between 2007 Business Plan
and 2006 Selling Price

Dollars Per Ton - Scrap
Dollars Per Ton - Hot Band
2005
2006
07 YTD
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07

Wheeling Pittsburgh Corporation September  2007

(Scrap Amt. x Act. $’s) – (Scrap Amt. x B.P. $’s) = - $32M
(Ship. Tons x Act. H.R. Sell. Price) – (Ship. Tons x B.P. H.R. Sell. Price) = - $90M
Total Scrap + H.R. Effect = - $122M
Inflection
Point
Scrap Cost Vs Hot Band Price
$250
$260
$311
$299
$331
$335
$322
$318
$285
$269
$261
$200
$220
$240
$260
$280
$300
$320
$340
$360
$460
$480
$500
$520
$540
$560
$580
$600
Scrap Cost Hot Band Price

Wheeling Pittsburgh Corporation September  2007

Bottom Line
…. First Half results reflected an
“inverted” scrap to Hot Band relationship, creating
an immediate sense of urgency.
New Strategy
• Accelerate Slab Cost Reduction
• Phase II – Facilities Rationalization

Wheeling Pittsburgh Corporation September 2007 9 What goes into a slab? Blast Furnace Limestone Iron Ore Coke Molten iron for BOF or EAF Cold Pig Iron •Source of energy •Zero residuals

Wheeling Pittsburgh Corporation September 2007 10 What goes into a slab? Prime scrap •Auto factory bundles •Busheling •Clean •Rust Free •High Yield

Wheeling Pittsburgh Corporation September 2007 11 What goes into a slab? • Obsolete Scrap – Shredded – Heavy Melt – Plate & Structural – Usually oxidized – Lower yield – High Residual

Wheeling Pittsburgh Corporation September  2007

Other Cost in a Slab
• Energy
– Electricity
– Electrodes
– Injection Carbon
• Labor
• Making steel, simply, involves converting unusable
iron units into a slab using energy and people
– Other costs:  maintenance, refractories, and other overhead items

Wheeling Pittsburgh Corporation September  2007

• 2007
– Mostly Cold Charged EAF
– Ran BOF
– Blast Furnace at 3700 tons per
day for steelmaking shop
– Made low residual steel as
part of our product mix
• 2008 Outlook
– Hot Charge Only EAF
– No BOF
– Blast Furnace at 3700 tons per
day
• 3000 for steel shop
• 700 for merchant granulation
– Low residual grades moved to
Sparrows Point (80% hot
metal process)

Wheeling Pittsburgh Corporation September 2007

Relative Metallic Costs per Slab Ton
Obsolete Scrap
Prime Scrap
Hot Metal
Cold Pig
Cold Charge Low Resid
Cold Charge Hi Resid
Hot Charge Low Resid
Hot Charge High Resid

14

Wheeling Pittsburgh Corporation September 2007 14

Wheeling Pittsburgh Corporation September  2007

Cost of Energy in the EAF
Graphite
Electrodes
Injection Carbon
to create a slag
that shields the
arc
Electrical
Energy
(kWh)
• Effects of Hot Charge vs Cold Charge
– Reduction in Electrical Usage
– Reduce Electrode Cost
– Reduce Injection Carbon
– Improved EAF Uptime

Wheeling Pittsburgh Corporation September  2007

Phase II – Facilities Rationalization
• New State of the Art Facility
• Transportation Cost Reduction
• Process Flow Improvements
• Improvement in Operating Efficiencies
• Yield Improvement
• Quality Improvement
• Delay Reduction

Wheeling Pittsburgh Corporation September 2007

WPSC
Blast Furnace
1.1
Iron
Gran.
0.4
EAF Prod.
2.4
SP Caster 1.0
Caster Prod.
2.3
Maryland Steel SP
Blast Furnace
3.2
Caster
3.6
WPSC
Hot Mill
3.2
HSM
1.8
12" Mittal
Slabs 0.2
Slab Trade
0.5
Ykv
Cold Mill
0.8
Alpt
Cold Mill
1.2
Hot Roll
Trade
1.1
MF 36"
Galv
MF 48"
Galv
MF 60"
Galv
0.35

17

Wheeling Pittsburgh Corporation September  2007

CURRENT  CONFIGURATION WPSC
NEW ESMARK “METALMORPHOSIS”
2.4 MM
TONS
HSM
3.2 MM
TONS
SLAB
COST
CONV.
COST
BLDG. &
CORRUGATING
SERVICE
CENTER
HOT
METAL
SCRAP
EAF
HSM
2.3 MM
TONS
HIGH
COST
BLAST
FURNACE
EAF
BOF
INTEGRATED
STEEL
PRODUCER
HOT CHARGED
EAF BASED SLAB
CONVERTER
1.0 MM  TONS
SP SLAB  SUPPLY
HSM
1.8
Caster
3.6
BOF
Blast
Furnace
MARYLAND STEEL
Slab
Trade 0.7
.5
.8
1.0
1.5